
September 19, 2013

Via E-Mail
Mr. Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

> **Re:** **Utah Medical Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 1-12575**

Dear Mr. Richins:

We have reviewed your response letter dated September 13, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 28

Report of Independent Registered Public Accounting Firm, page 30

1.      We note your response to prior comment 1 and your statement that Simkins Jones LLC "satisfied itself regarding the reasonableness of those intangibles in 2012". Please have your auditors explain to us how the audit of management's assessment of intangible asset impairment was performed. Explain to us whether realizability of the intangible assets is based on just the results of Femcare or on the consolidated results of Utah Medical. Clarify for us which audit firm performed the audit work or the different stages of the audit work.

<u>General</u>

2.      We note that you did not provide all of the acknowledgments previously requested. Please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant